



03011320

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

K9

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
FEB 2 7 2003

SEC FILE NUMBER
8- 46708

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____01/01/02____ AND ENDING____12/31/02____
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: California Plan of Church Finance, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7120 N. Whitney Avenue, Suite 105
                                   (No. and Street)

Fresno   California   93720-0153
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Chester Reid   (559) 322-1001
                                         (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schafer Accoutancy Corporation
                    (Name – if individual, state last, first, middle name)

7080 N. Whitney Avenue, Suite 103   Fresno   California   93720-0154
        (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 2 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
Information contained In this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Chester Reid_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
___California Plan of Church Finance, Inc._____ , as
of ___December 31_____ , 20_02___ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____

Chester Reid Signature

President
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CALIFORNIA PLAN OF CHURCH FINANCE, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2002

INDEPENDENT AUDITORS' REPORT

AND

FINANCIAL STATEMENTS

Schafer Accountancy Corporation
Certified Public Accountants
7080 N. Whitney Ave., Suite 103
Fresno, California   93720

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
California Plan of Church Finance, Inc.

We have audited the accompanying statement of financial condition of California Plan of Church Finance, Inc., (a California corporation) as of December 31, 2002. This financial statement is the responsibility of Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of California Plan of Church Finance, Inc., as of December 31, 2002, in conformity with generally accepted accounting principles.

Schafer Accountancy Corp.

February 7, 2003

CALIFORNIA PLAN OF CHURCH FINANCE, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash	$1,088,417
Mortgage bond inventory	69,250
Other receivable	461,392
Prepaid expenses	55,478
Property and Equipment, net of depreciation	2,098,158
Total Assets	$3,772,695

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities		
Accounts payable		$ 170,539
Income taxes payable		173,167
Accrued selling expenses		256,750
Notes payable		2,006,448
Total liabilities		2,606,904
Shareholders' Equity		
Capital stock	$ 2,000	
Paid in capital	366,000	
Retained earnings	797,791	1,165,791
Total Liabilities and Shareholders' Equity		$3,772,695

See accompanying notes to statement of financial condition.

1. Summary of Significant Accounting Policies

   The California Plan of Church Finance, Inc. was organized as a California corporation to arrange the sales of mortgage bonds associated with various denominations of churches. The Company's board is comprised solely of board members who serve on the California Baptist Foundation's Board.

   The Company uses the accrual method of accounting for financial statements purposes. Underwriter fees are recognized upon release of escrow funds.

2. Net Capital Requirements

   The Company is subject to the Securities and Exchange Commission uniform net Capital Rule (rule 15c3-1) which requires the maintenance of minimum net capital of $100,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002 the Company had net capital of $554,080 and a ratio of aggregate indebtedness to net capital of 1.19 to 1.

3. Depreciation

   The cost of equipment is depreciated using the straight-line method over the estimated useful lives of the related assets.

4. Note Payable

   Land and buildings with a cost of $2,000,000 and a depreciated value $1,950,314 is pledged as collateral on notes with balances of $2,006,448 at December 31, 2002. Monthly payments of $16,454 include principal and interest at 7.50% to 9.25%. The loan will be amortized over 20 to 30 years.

   Principal payments for the next five years are as follows:

2003	$ 14,128
2004	15,491
2005	16,987
2006	18,626
2007	20,429
Thereafter	1,920,787
Total	$ 2,006,448